UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

BioCity Glasgow

Bo’Ness Road Newhouse

Lanarkshire, ML1 5UH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited and its subsidiaries.

Information Contained in this Form 6-K Report

Notice of Virax Biolabs Group Limited 2025 Annual General Meeting of Shareholders and proxy card.

Exhibits

Exhibit No	Description

99.1	Notice of Virax Biolabs Group Limited 2025 Annual General Meeting of Shareholders
99.2	Proxy Card and Notice
99.3	Virax Biolabs 2026 Equity Incentive Plan and UK Sub Plan
99.4	Form of the Fourth Amended and Restated Memorandum and Articles of Association of Virax Biolabs Group Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	January 30, 2026	By:	/s/ James Foster
James Foster, Chief Executive Officer